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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                          Best Net Communications Corp.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)
                                    08659k107
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                                 (CUSIP Number)

                                   May 1, 2000
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


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CUSIP No. 08659k107                    13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cedar Avenue LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
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                  5    SOLE VOTING POWER

                            1,120,968 Shares (NOTE A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              1,120,968 Shares (Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,120,968 (Note A)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.9%
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12  TYPE OF REPORTING PERSON*

    PN


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ITEM 1 (a)   NAME OF ISSUER

             BEST NET COMMUNICATIONS CORP.

       (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

             5210 E. Williams Circle
             Tucson, Arizona 85711

ITEM 2 (a)   NAMES OF PERSONS FILING

             CEDAR AVENUE LLC

       (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             CEDAR AVENUE LLC
             c/o CITCO Trustees (Cayman) Ltd
             Corporate Centre West Bay Rd
             P.O. Box 31106 SMB
             Grand Cayman, Cayman Islands BVI

       (c)   CITIZENSHIP

             Cayman Islands

       (d)   TITLE OF CLASS OF SECURITIES

             Common Stock, $.001 par value

       (e)   CUSIP NUMBER

             08659k107


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ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
       (c), Check Whether the Person Filing is a:

       (a)  [ ] Broker or dealer registered under section 15 of the Act

       (b)  [ ] Bank as defined in section 3(a)(6) of the Act

       (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

       (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

       (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box [X]



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ITEM 4 OWNERSHIP

       CEDAR AVENUE LLC

       (a)   Amount beneficially owned:      1,120,968 shares (Note A)

       (b)   Percent of class: 9.9%

       (c)   Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 1,120,968 shares

             (ii) Shared power to vote or to direct the vote: N/A

             (iii) Sole power to dispose or to direct the disposition of:

              1,120,968 shares

             (iv) Shared power to dispose or to direct the disposition of: N/A



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ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

       N/A

ITEM 10 CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 DATED:   May 10, 2001

                                        CEDAR AVENUE LLC
                                        by:  Navigator Management Ltd., Director
                                        by:  /s/ David Sims
                                        ----------------------------------------
                                        (Signature)David Sims, Director

                                     NOTE A

The Reporting Person received 1,000 shares of Series B Convertible Preferred Stock pursuant to a Securities Purchase Agreement between the Reporting Person and Issuer dated May 1, 2000. Upon conversion of 114.7 shares of the preferred stock, the Reporting Person received 1,120,968 shares of the Issuer's common stock. Reporting person cannot convert the remaining 532.38 shares of preferred stock if after such conversion the Reporting Person would own more than 9.99% of the outstanding common stock of the Issuer.

In addition, the Reporting Person holds 160,000 warrants exercisable at $01 expiring April 30, 2003, convertible into common stock of the Issuer. Reporting Person cannot convert the 160,000 warrants if after such conversion the Reporting Person would own more than 9.99% of the outstanding common stock of the Issuer.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of common stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or rights of the Issuer.


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